

December 3, 2014

Via E-Mail
Mr. Thomas S. Whelan
Chief Financial Officer
Nevsun Resources, Ltd.
760 - 669 Howe Street
Vancouver, British Columbia, Canada V6C 0B4

> **Re:** **Nevsun Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 001-32405**

Dear Mr. Whelan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Form 40-F for the Year Ended December 31, 2013
Exhibit 99.2, Audited Annual Financial Statements
Notes to Consolidated Financial Statements, page 6
Note 12. Mineral properties, plant and equipment, page 20

1. We note that you capitalized total pre-commercial production costs of $76.22 million in fiscal 2013 related to your copper phase development. Based on your footnote and Management's Discussion and Analysis ("MD&A") disclosures, it appears that these capitalized production costs included royalties of $6.32 million (Note 18, page 26) and certain selling expenses (Exhibit 99.3, MD&A, pages 7-8). Please separately quantify for us the significant components of the fiscal 2013 capitalized pre-commercial operating and selling costs of $61.67 million (Note 18, page 26). Also explain to us how the capitalized royalty and selling costs were directly attributable to bringing the mine to the condition necessary for it to be capable of operating in the manner intended by management, pursuant to paragraph 16(b) of IAS 16.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Marlowe at (202) 551-5395 or John Archfield at (202) 551-3315 if you have questions regarding the comment and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining